NEOLEUKIN THERAPEUTICS, INC.

188 East Blaine Street

Suite 450

Seattle, WA 98102

May 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jason	Drory

Office of Life Sciences

Re:	Neoleukin Therapeutics, Inc.

Registration Statement on Form S-3

Filed May 9, 2022

File No. 333-264803

Via EDGAR - Acceleration Request

Requested Date:         May 18, 2022

Requested Time:        4:00 p.m. Eastern Time

Ladies and Gentlemen:

Neoleukin Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

NEOLEUKIN THERAPEUTICS, INC.

By:	/s/ Jonathan G. Drachman
Jonathan G. Drachman
Chief Executive Officer

cc:	Robert A. Freedman, Esq.
Julia Forbess, Esq.
Fenwick & West LLP